Exhibit 23.3

[Yankee Group]

Richard E. Leigh, Jr.

General Counsel

Motricity, Inc.

601 108th Avenue Northeast

Suite 900

Bellevue, WA 98004

RE:    Yankee Group’s Research and Reports

Dear Mr. Leigh,

This letter acknowledges the authorization provided by Yankee Group Research, Inc. (“Yankee Group”) to Motricity, Inc. (“Motricity”) whereby Yankee Group:

1. Consented to the naming of Yankee Group, in connection with Yankee Group’s study commissioned by Motricity (the “Research”) on January 22, 2009, in the registration statement on Form S-1, including all amendments thereto, and related prospectus of Motricity for the registration of shares of Motricity’s common stock (the “Registration Statement”); and

2. Granted Motricity permission to include references to the Research, as quoted below, in the Registration Statement.

On Page 84 of the Registration Statement:

“The Yankee Group estimates that the North American market for mobile content delivery platforms will grow from $553 million in 2009 to $862 million in 2013, which represents a compound annual growth rate of 12%, and worldwide will grow from $2.9 billion in 2009 to $4.3 billion in 2013, which represents a compound annual growth rate of 11%.”

This letter further certifies that the references from the Registration Statement quoted above are accurate depictions of the Research and provides Yankee Group’s’ consent to the inclusion of this letter as an exhibit to the Registration Statement.

Sincerely,

/s/ Brian Partridge
Name: Brian Partridge
Title: Vice President
Yankee Group Research, Inc.